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 GiftCrowd

 Technion, Haifa, Israel

Eshed Doni · 2nd

Product and Engineering executive, entrepreneur at heart

New York, New York · 500+ connections · **Contact info**

Highlights

1 mutual connection
You and Eshed both know Jonny Price

About

Experienced senior executive with diversified technical acumen and strategic product vision. Through my career I have built and managed product and engineering teams and was the inventor, entrepreneur and a key contributor to more than 20 products, many of which were the first of their k   ... see more

Activity

2,601 followers

 We have the same in NJ and this class provided my kids with great foundatio...
Eshed commented

 well done Ara Ohanian and team!
Eshed commented

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Experience

 **Founder**
GiftCrowd
2016 – Present · 4 yrs
Greater New York City Area

GiftCrowd is the most convenient way to buy group gifts making the whole experience hassle free and completely only while maintaining the social and emotional aspects of gift giving and receiving

 **VP of Products**
Unite Us
Oct 2017 – Present · 2 yrs 4 mos
New York City, NY

Leading product at Unite Us where we keep on pushing the envelope of social determinants of health (SDoH) care coordination and bridging the gap between clinical and non-clinical care



Head of Engineering
Cureatr
Sep 2015 – Oct 2017 · 2 yrs 2 mos
New York City, NY

Cureatr provides a SAAS intra-facility and inter-facility collaboration platform for healthcare organizations and facilitates real-time, actionable alerts for patient transitions. End user platforms extend across mobile, web and desktop with a high-resilience high-throughput backend running on AWS.

...**see more**



Sr. Director of Engineering
Vidyo Inc
Oct 2012 – Sep 2015 · 3 yrs
Hackensack, NJ

Managed, lead and mentored a team of 20 engineers developing all of the company's user facing applications across a large variety of platforms including Windows, OSX, Linux (for VidyoDesktop), iOS and Android (for VidyoMobile), Web (plugins for all the popular browsers on Windows and OSX), Windows-based appliances and plugins. Additionally, I was a ...**see more**



VP Products and Engineering
Vringo Inc
Nov 2010 – Jun 2012 · 1 yr 8 mos
Beit Shemesh, Israel

A member of Vringo's, a mobile social services company, executive team reporting directly to the CEO. Led the company's engineering and product management teams and envisioned and built the company's flagship product.

...**see more**



United States Patent Application:...

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Education



Technion, Haifa, Israel
MBA, Business Administration and Management, General
Activities and Societies: Magna Cum Laude



Tel Aviv University, Israel
BSc, Economics, Computer Science
Activities and Societies: Magna Cum Laude

Volunteer Experience

Volunteering math tutor
Social welfare services
Education

Volunteered to assist economically underprivileged kids with with their math studies through 1-on-1 sessions

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Skills & Endorsements

Mobile Devices · 76

 Endorsed by **Ornit Shinar and 2 others** who are highly skilled at this

 Endorsed by **16 of Eshed's colleagues at Vidyo**

Product Management · 72

Endorsed by **Bryan Sharp and 5 others** who are

 highly skilled at this

Endorsed by 18 of Eshed's colleagues at Vidyo



Mobile Applications · 56

 Endorsed by **Yehuda Hofri and 2 others** who are highly skilled at this

 Endorsed by **12 of Eshed's colleagues at Vidyo**

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Recommendations

Received (4)   Given (6)



Michael Kipnis - I'm hiring
VP, Customer Success at Logicworks
March 7, 2016, Michael worked with Eshed in different groups

I had a pleasure of working with Eshed at Vidyo where he was responsible for design and implementation of Vidyo end-point software and hardware supporting large variety of platforms and technologies – Windows/Linux/Mac/iOS/Android and more. I have been particularly impressed with his logical and analy... **See more**



Amit Binderman
CEO at KometaBio
February 27, 2016, Amit worked with Eshed in different groups

A true problem solver, creative and out of the box thinker was my initial impression of Eshed. As I got to know him better, I realized he's also a wonderful mentor, who will go the extra mile to see his team succeed. What a great asset to have in any organization.

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Accomplishments

1 Patent   ⌄
    METHOD AND APPARATUS FOR ENABLING MESSAGING BETWEEN USERS OF DIFFERENT SOCIAL NETWORKS AND BETWEEN USERS OF SOCIAL NETWORKS AND USERS OF OTHER COMMUNICATION SYSTEMS

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